UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

030910 20 2

(CUSIP Number)

Michael Morrisett
Empire Petroleum Corporation
2651 E 21st Street, Suite 310
Tulsa, OK 74114
(539-444-8002)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

December 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.  ⁯

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 030910 20 2	13D	Page 2 of 5 pages

1	NAMES OF REPORTING PERSONS
Gary C. Adams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,000,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,000,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 030910 20 2	13D	Page 3 of 5 pages

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relates are shares of common stock, par value $.001 per share ("Common Stock"), of Empire Petroleum Corporation (the "Corporation").

 The address of the Corporation's principal executive office is 2651 E 21st St, Suite 310, Tulsa, OK 74114.  The name and address of the president of the Corporation is Michael Morrisett, President, 3803 S. Trenton Ave., Tulsa, OK 74105.

ITEM 2.  IDENTITY AND BACKGROUND

Gary C. Adams

(a)	Gary C. Adams is the beneficial owner of 2,000,000 shares of Common Stock and 20% of the total issued and outstanding shares of Common Stock of the Corporation.

(b)	The business address of Mr. Adams is 1437 South Boulder Ave, Suite 930 Tulsa, Oklahoma 74119.

(c)	Mr. Adam's principal occupation is an executive in the oil and gas business, located at 1437 South Boulder Ave, Suite 930 Tulsa, Oklahoma 74119.

(d)	Mr. Adams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Adams has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Adams is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Corporation entered into a subscription and contribution agreement with Masterson West, LLC ("Masterson West") dated as of December 22, 2016 (the "Contribution Agreement") relating to the newly formed Masterson West II, LLC, a Texas limited liability company ("Masterson West II").   Pursuant to the Contribution Agreement, among other things, (a) in the initial closing, the Corporation contributed 40,000,000 shares of its common stock, par value $0.001 per share (the "Common Stock"), to Masterson West II, and (b) at the final closing, Masterson West has an obligation to contribute certain oil and gas properties (the "Contributed Properties") to Masterson West II in exchange for the Corporation contributing cash of not less than $9,000,000 and up to $18,000,000 to Masterson West II.

Pursuant to the Contribution Agreement, 38,000,000 of such shares are subject to a claw back by the Corporation depending on what happens at the final closing or if the final closing occurs at all.  If the final closing does not occur, the 38,000,000 shares of Common Stock will be returned to the Corporation.  The consideration for the issuance of 2,000,000 shares of Common Stock was the Masterson West's execution of the Contribution Agreement which Mr. Adams beneficially owns as of the date hereof.

ITEM 4.  PURPOSE OF TRANSACTION

The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

CUSIP NO. 030910 20 2	13D	Page 4 of 5 pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Gary C. Adams

(a)	Gary C. Adams is the beneficial owner of 2,000,000 shares of Common Stock and 20% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Gary C. Adams to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 030910 20 2	13D	Page 5 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            1/24/17
Date

/s/ Gary C. Adams
Signature

Gary C. Adams
Name